  EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

April 2021

Item 3	News Releases

News release dated April 8, 2021.

Item 4	Summary of Material Change

On April 8, 2021, the Company announced that Dr. Thomas Laughren will join BetterLife as a Regulatory Advisor. Dr. Laughren was formerly Director for the Division of Psychiatry Products, Center for Drug Evaluation and Research at the FDA.  Prior to joining the FDA in September 1983, Dr. Laughren was affiliated with the VA Medical Center in Providence, RI, and was on the faculty of the Brown University Program in Medicine.

Effective April 3, 2021, The Company issued 6,372,298 common shares and 6,372,298 share purchase warrants with exercise price of $0.60 and expiry date of December 1, 2023 pursuant to the automatic exercise of 5,589,735 Special Warrants, representing the balance of all outstanding Special Warrants exercised into 1.14 Units.  The Company issued 49,864 common shares to a third party for services rendered.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

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Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

April 20, 2021

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SCHEDULE “A”

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Former FDA Psychiatry Division Director Dr. Thomas Laughren Joins BetterLife as Regulatory Advisor

VANCOUVER, British Columbia, April 8, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU), an emerging biotechnology company developing second generation psychedelics for neuro-psychiatric disorders, today announced that Dr. Thomas Laughren will join BetterLife as a Regulatory Advisor. Dr. Laughren was formerly Director for the Division of Psychiatry Products, Center for Drug Evaluation and Research at the FDA.  Prior to joining the FDA in September 1983, Dr. Laughren was affiliated with the VA Medical Center in Providence, RI, and was on the faculty of the Brown University Program in Medicine.

Dr. Ahmad Doroudian, CEO of BetterLife, said "We are thrilled to have Dr. Laughren join the Company as Regulatory Advisor. He brings invaluable psychiatric drug regulatory and development experience for our pipeline as we ramp up our IND-enabling activities.”

As Director for the Division of Psychiatry Products, Dr. Laughren oversaw the review of all psychiatric drug development activities conducted under INDs and the review of all NDAs and supplements for new psychiatric drug claims. He has authored and co-authored many papers and book chapters on regulatory and methodological issues pertaining to the development of psychiatric drugs, and is a frequent speaker at professional meetings on these same topics. Dr. Laughren has received numerous awards for his regulatory accomplishments.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

For further information please visit www.abetterlifepharma.com.

Contact

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com
Phone:  604-221-0595

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Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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